Exhibit 3.2

AGREEMENT BETWEEN SIMON PROPERTY GROUP, INC.

AND SIMON PROPERTY GROUP, L.P.

This Agreement is made as of the 29th day of April, 2009, but effective as of October 14, 2004, by and between Simon Property Group, Inc., a Delaware corporation (the “Company”), having a principal address of 225 W. Washington Street, Indianapolis, Indiana 46204, and Simon Property Group, L.P., a Delaware limited Partnership (the “Partnership”), having its principal address of 225 W. Washington Street, Indianapolis, Indiana 46204.

W I T N E S S E T H:

The Partnership is governed by the terms and conditions of a certain Eighth Amended and Restated Limited Partnership Agreement of Simon Property Group, L.P., dated May 8, 2008 (the “Restated Limited Partnership Agreement”).  Capitalized terms used but not defined in this Agreement shall have the meanings given such terms in the Restated Limited Partnership Agreement.

The Partnership issued the Series I Preferred Units (the “Series I Units”) upon and subject to the terms and conditions of the Certificate of Designation of 6% Series I Convertible Perpetual Preferred Units of Simon Property Group, L.P. (the “Certificate of Designations”) and Articles 4.3(c) and 9.4 of the Seventh Amended and Restated Limited Partnership Agreement of Simon Property Group, L.P.  Holders of the Series I Units have the right to exchange some or all of their Series I Units pursuant to Section 10(a) of the Certificate of Designations for an equal number of shares of Series I Preferred Stock of the Company or cash, as selected by the Company.  Due to a scrivener’s error, the parties or their predecessors did not provide in the Restated Limited Partnership Agreement the process by which the Partnership will have access to the funds required to redeem the Series I Units owned by a Series I unitholder based upon an election by the Company to pay cash in exchange for such Series I Units.  The parties hereto now wish to describe the terms and conditions by which the parties shall have access to such funds for such purpose and incorporate the same by reference into the Restated Limited Partnership Agreement.

NOW THEREFORE, in consideration of the premises and for good and valuable consideration paid to the Company, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees to and with the Partnership as follows:

1.             The Company hereby agrees that the only manner in which it may hereafter elect to cause the Partnership to redeem for cash any Series I Units tendered for exchange pursuant to Section 10 of the Certificate of Designations, rather than electing to acquire such Series I Units in exchange for Series I Preferred Stock in accordance with said Section 10, is by contributing to the capital of the Partnership, in exchange for Additional Units, on or prior to the date of the closing established pursuant to Section 10 of the Certificate of Designations for the exchange or redemption of such tendered Series I Units, an amount of immediately available funds sufficient to enable the Partnership to effectuate such redemption.

2.             The Company hereby further agrees that if on the date of any closing established pursuant to Section 10 of the Certificate of Designations, the Company shall not have made the capital contribution provided for in Paragraph 1 above, it shall, as a result, conclusively be deemed to have elected to exchange the tendered Series I Units for Series I Preferred Stock of the Company and shall be obligated at such closing to issue its Series I Preferred Stock to the tendering Limited Partner, in the quantity established pursuant to said Section 10, in exchange for such Series I Units.

3.             The provisions of this Agreement shall continue to bind the Company and the Partnership notwithstanding any further amended or restatement of the Restated Limited Partnership Agreement unless the Company and the Partnership shall otherwise agree in writing.

4.             The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

The provisions of this Agreement shall be governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SIMON PROPERTY GROUP, L.P., a Delaware limited Partnership

By:	Simon Property Group, Inc., a Delaware corporation

By:	/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

SIMON PROPERTY GROUP, INC., a Delaware corporation, general partner

By:	/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer